SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D/A*

under the Securities Exchange Act of 1934 **

_________________________

VITRO, S.A.B. de C.V.

(Name of Issuer)

_________________________

Common Shares, without par value

American Depositary Shares (evidenced by American Depositary Receipts), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"), which each represents one Common Share, without par value

(Title of Class of Securities)

_________________________

928502 30 1

(CUSIP Number)

_________________________

Claudio L. Del Valle

Vitro, S.A. de C.V.

Ave. Ricardo Margain No. 400

Col. Valle del Campestre, 66265

San Pedro Garza Garcia

Nuevo Leon, Mexico

(52) (81) 8863-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

_________________________

March 7, 2007

(Date of Event which Requires Filing of this Statement)

_________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. L

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s 240.13d-7(b) for other parties to whom copies are to be sent.

* This statement constitutes Amendment No. 3 of the Report on Schedule 13D of the reporting group consisting of Mr. Sada Gonzalez, Mrs. Melo de Sada, Mr. Federico Sada Jr., Ms. Sada and Mr. Mauricio Sada.

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 928502 30 1

1	Names of Reporting Persons Federico Sada Gonzalez IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) y (b) L
3	SEC Use Only
4	Source of Funds (See Instructions) BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) L
6	Citizenship or Place of Organization United Mexican States
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 23,035,707 common shares *
		8	Shared Voting Power 0
		9	Sole Dispositive Power 23,035,707 common shares *
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,035,707 common shares *
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) y
13	Percent of Class Represented by Amount in Row (11) 6.8%
14	Type of Reporting Person (See Instructions) IN

* Includes 835,400 vested options held by Mr. Sada pursuant to Vitro's Stock Option Plan.

CUSIP No. 928502 30 1

1	Names of Reporting Persons Liliana Melo de Sada IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) y (b) L
3	SEC Use Only
4	Source of Funds (See Instructions) Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) L
6	Citizenship or Place of Organization United Mexican States
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,570,884 common shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 2,570,884 common shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,570,884 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) y
13	Percent of Class Represented by Amount in Row (11) 0.8%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 928502 30 1

1	Names of Reporting Persons Federico Sada Melo IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) y (b) L
3	SEC Use Only
4	Source of Funds (See Instructions) Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) L
6	Citizenship or Place of Organization United Mexican States
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 242 common shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 242 common shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 242 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) y
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 928502 30 1

1	Names of Reporting Persons Liliana Sada Melo IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) y (b) L
3	SEC Use Only
4	Source of Funds (See Instructions) Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) L
6	Citizenship or Place of Organization United Mexican States
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 242 common shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 242 common shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 242 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) y
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 928502 30 1

1	Names of Reporting Persons Mauricio Sada Melo IRS Identification Nos. of Above Persons (entities only) Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) y (b) L
3	SEC Use Only
4	Source of Funds (See Instructions) Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) L
6	Citizenship or Place of Organization United Mexican States
	Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 7,153 common shares
		8	Shared Voting Power 0
		9	Sole Dispositive Power 7,153 common shares
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,153 common shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) y
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This report on Schedule 13D relates to common shares, without par value (the "Shares"), of Vitro, S.A.B. de C.V., a corporation incorporated under the laws of the United Mexican States ("Vitro"). This report on Schedule 13D constitutes Amendment No. 3 to the report on Schedule 13D filed with the Commission by the reporting group consisting of Mr. Sada Gonzalez, Mrs. Melo de Sada, Mr. Federico Sada Jr., Ms. Sada and Mr. Mauricio Sada (the "Reporting Group") on December 31, 2002 (the "Reporting Group 13D"). The Shares are listed on the New York Stock Exchange in the form of American Depositary Shares ("ADSs"), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"). Each CPO represents one Share. The address of Vitro's principal executive offices is Avenida Ricardo Margain No. 400, Col. Valle del Campestre, 66265, San Pedro Garza Garcia, Nuevo Leon, Mexico.

Item 2. Identity and Background.

(a), (b), (c), (f) This Amendment No. 3 to Schedule 13D is being jointly filed as a group by (i) Mr. Federico Sada Gonzalez, a citizen of the United Mexican States ("Mr. Sada"), (ii) Mrs. Liliana Melo de Sada, a citizen of the United Mexican States ("Mrs. Sada"), (iii) Mr. Federico Sada Melo, a citizen of the United Mexican States ("Mr. Federico Sada Jr."), (iv) Ms. Liliana Sada Melo, a citizen of the United Mexican States ("Ms. Sada"), and (v) Mr. Mauricio Sada Melo, a citizen of the United Mexican States ("Mr. Mauricio Sada") (collectively, the "Reporting Group"). Mr. Sada and Mrs. Sada are husband and wife and Mr. Federico Sada Jr., Ms. Sada and Mr. Mauricio Sada are their children. Mr. Sada, Mrs. Sada, Mr. Federico Sada Jr., Ms. Sada and Mr. Mauricio Sada own directly the following numbers of Shares: 23,035,707; 2,570,884; 242; 242; and 7,153, respectively.

Mr. Sada has been a member of the Board of Directors of Vitro since 1982. Mr. Sada is currently the President and Chief Executive Officer of Vitro. He is also member of the Boards of Bombardier, Inc; Instituto Tecnologico y de Estudios Superiores de Monterrey (ITESM), Regio Empresas and the University of Texas MD Anderson Cancer Center. Mr. Sada is the former Chairman of the Mexican Council for Foreign Trade. He serves as the Chairman of the Council of the National Museum of History and as the Chairman of the Board of Trustees of Chipinque Ecological Park Foundation. Mr. Sada is also a member of International Business Council of the World Economic Forum and the World Business Council for Sustainable Development. Mrs. Sada, Ms. Sada and Mauricio Sada have no present occupation. Mr. Federico Jr. works for Vitro's Strategic Planning department. The business address of Mr. Sada, Mrs. Sada and their children is Avenida Ricardo Margain No. 400 Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265, Mexico.

(d), (e) During the last five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 27, 2006, Mr. Sada exercised rights to subscribe for 537,257 newly issued ordinary shares at a price of 8.75 pesos per share. The rights were received from the Vitro Stock Option Trust, as part of a rights offering by the Company to all of its holders of ordinary shares, including the Stock Option Trust. These shares are held in a trust to secure the repayment of a bank loan used to finance the payment of the subscription price.

In December, 2006, Mr. Sada received 500,000 Shares as a gift from his parents (Mr. Adrian Sada Trevino and Mrs. Maria Nelly Gonzalez de Sada).

During December 2006 and January 2007, Mr. Sada received an aggregate of 1,000,000 shares as an accomplishment bonus set by the Evaluation and Compensation Committee fulfilled at the year-end 2006.

Item 4. Purpose of Transaction.

The Shares that are the subject of this Amendment No. 3 to Schedule 13D are the 537,257 shares that Mr. Sada acquired of the newly issued ordinary shares, the 500,000 Shares received by Mr. Sada as a gift from his parents and the 1,000,000 shares that Mr. Sada received as part of his variable compensation.

The Shares that are the subject of this Amendment No. 3 to Schedule 13D were acquired by Mr. Sada for investment purposes.

No member of the Reporting Group has any current plans or proposals that relate to or would result in any of the actions set forth in items (b) to (j) of Item 4 of Schedule 13D.

Any member of the Reporting Group may acquire additional Shares (or ADSs), dispose of some or all of their Shares (or ADSs) or consider entering into corporate transactions involving Vitro. The future activities of any member of the Reporting Group with respect to the Shares (or ADSs) will depend upon, among other things, capital availability and requirements and the market price of the Shares (or ADSs).

Item 5. Interest in Securities of the Issuer.

(a) Rows (11) and (13) of the cover pages to this Amendment No. 3 Schedule 13D are hereby incorporated by reference. Mr. Sada beneficially owns 23,035,707 Shares consisting of 22,200,307 Shares he owns directly and the 835,400 vested options held by Mr. Sada pursuant to Vitro's Stock Option Plan.

Mrs. Sada directly beneficially owns 2,570,884 Shares. Mr. Federico Sada Jr. directly beneficially owns 242 Shares. Ms. Sada directly beneficially owns 242 Shares. Mr. Mauricio Sada directly beneficially owns 7,153 Shares. The Reporting Group beneficially own, as a group, an aggregate of 25,614,228 Shares, which represents 7.5% of the total outstanding Shares.

Mr. Sada's parents, Mr. Adrian Sada Trevino and Mrs. Maria Nelly Gonzalez de Sada, together with Mr. Sada's siblings, Mr. Adrian Sada Gonzalez, Ms. Alejandra Sada Gonzalez and Mrs. Maria Nelly Sada de Yarte, their spouses and children own an aggregate of 83,277,774 Shares, representing 24.4% of the total outstanding Shares. Mr. Adrian Sada Trevino is the Honorary Chairman of the Board of Directors of Vitro. Mr. Adrian Sada Gonzalez is currently the Chairman of the Board of Directors of Vitro. The members of the Reporting Group disclaim beneficial ownership of the Shares owned by Mr. Sada's parents and his siblings and their spouses and children.

(b) Rows (7) through (10) of the cover pages to this Amendment No. 3 to Schedule 13D, which are hereby incorporated by reference, set forth the amount of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) There were no transactions in the Shares that were effected during the past sixty days by any member of the Reporting Group, except as described in this Amendment No. 3 to Schedule 13D.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by any member of the Reporting Group as a direct beneficial owner, except as described in this Amendment No. 3 to Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Amendment No. 3 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of Vitro, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits.

Not applicable to this Amendment No. 3 to Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2007

by /s/ Federico Sada Gonzalez
 Federico Sada Gonzalez

 by /s/ Liliana Melo de Sada
 Liliana Melo de Sada

by /s/ Federico Sada Melo
 Federico Sada Melo

by /s/ Liliana Sada Melo
 Liliana Sada Melo

by /s/ Mauricio Sada Melo
 Mauricio Sada Melo